Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2017

Financial Results

TAIPEI, Taiwan, October 31, 2017 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2017 unaudited financial results.

Comments from Management

In the third quarter of 2017, a good progress in curbing net cash outflow can be seen in GigaMedia. As we have switched our focus to developing and cultivating long-term relationship with customers, even with no new game published in the past three quarters, stable revenue generated from the long-lifecycle games and the effort we put in to optimize the marketing cost in acquiring new users had led our game division reaching the break-even point.

Strategies of focusing on long-lifespan mobile games and executing effective resource planning and management help the Company to increase gamers’ satisfaction and stickiness. At the same time, we add new contents onto our social casino game platform to boost gamers’ retention and return rate.

To have reasonable margins and positive cash flow in game sector also helps GigaMedia to bring in profit to the Company and Shareholders.

Third Quarter Overview

•	Gross Profit increases 2.32% to approximately $1.5 million compared to the prior year third quarter.
•	Operating expenses decreased 28.69% to $1.8 million compared to $2.5 million for comparable prior quarter period.
•

Total current assets were $65.9 million and the total assets were $66.9 million as of September 30, 2017. The total liabilities decreased $3.1 million quarter-on-quarter from $9.9 million to $6.8 million.

•	The net asset value remained $5.4 per share.
•	Short-term debt came to zero, compared to $2.6 million as of both the end of second quarter of 2017 and the third quarter of 2016.
•	Adjusted EBITDA for the nine months ended September 30, 2017 was minus $0.1 million, compared to adjusted EBITA of minus $3.2 million in the same period last year.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the third Quarter

GIGAMEDIA3Q17 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q17	2Q17	Change (%)	3Q17	3Q16	Change (%)
Revenues	2,304	3,117	-26.08%	2,304	2,457	-6.23%
Gross Profit	1,457	1,751	-16.79%	1,457	1,424	2.32%
Loss from Operations	(315)	(734)	NM	(315)	(943)	NM
Net Income (Loss) Attributable to GigaMedia	(129)	904	NM	(129)	(2,173)	NM
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	(0.01)	0.08	NM	(0.01)	(0.20)	NM
EBITDA (A)	(305)	812	NM	(305)	(2,152)	NM
Cash and Marketable Securities-Current	63,770	66,452	-4.04%	63,770	67,730	-5.85%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Third-Quarter Financial Results

•

Consolidated revenues for the third quarter of 2017 decreased 26.08% quarter-on-quarter from $3.1 million to $2.3 million and slightly decreased year-over-year from $2.5 million to $2.3 million. For the nine months ended September 30, 2017, revenue was $9.6 million, compared to $6.9 million in the same period last year.

•

Consolidated gross profit decreased 16.79% quarter-on-quarter from $1.8 million to $1.5 million and increased 2.33% year-over-year from $1.4 million to $1.5 million. Gross profit for the nine months ended September 30, 2017 was $5.5 million, compared to $3.9 million in the same period last year.

•

Consolidated operating expenses were $1.8 million in the third quarter of 2017. A decrease of $0.7 million which is about 28.69% from the second quarter of 2017 which reflected the effective budgeting and cost management on both selling and marketing expenses and general and administrative expenses.

The Company has saved $1.2 million in total on online game costs and expenses since the last quarter, from $3.2 million to $2.1 million.

•	Consolidated loss from operation of the third quarter of 2017 was $0.3 million, and the decreased loss reflected low operating costs and expenses.

Game division reached break-even point. Income from operation in the third quarter of 2017 was $0.2 million, comparing to a loss of $0.1 million of the second quarter of 2017.

Consolidated loss from operation for the nine months ended September 30, 2017 was $1.5 million, compared to $2.7 million in the same period last year.

•	Consolidated net income of the third quarter of 2017 was a loss of $0.1 million compared to a loss of $2.2 million in the third quarter of 2016.

For the nine months ended September 30, 2017, net income was $15 thousands, compared to a loss of $3.3 million in the same period last year. And net income per diluted share for the nine months ended September 30, 2017 was $0.01, compared to net income per diluted share of minus $0.29 in the same period last year.

•	Cash and marketable securities-current in the third quarter of 2017 accounted for $63.8 million which decreased 4.04% from $66.4 million in the second quarter of 2017.

Financial Position

GigaMedia maintained its solid financial position with cash and cash equivalents, marketable securities-current and restricted cash accounted for $64.3 million as of September 30, 2017, or $5.8 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 31, 2017. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2016 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

GigaMedia CEO James Huang stated: “We are working on content enrichment and platform optimization for our social casino games to maintain stable cash flow. Two to three female-oriented games are scheduled to be released in the next twelve months. This will also build a stronger revenue stream for GigaMedia.

With spend smart approach, stable revenues and improved cash flow, we are confident that we are on the right track to deliver resilient financial performance. We continue reaching out to a wide range of business targets and having full studies on them, and we will carefully select investment objects with comprehensive consideration.”

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2017 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2017 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			nine months ended
	9/30/2017	06/30/2017	9/30/2016	9/30/2017	09/30/2016
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,304,287	3,117,035	2,457,165	9,568,390	6,905,913
Other revenues	—	—	302	—	27,204
	2,304,287	3,117,035	2,457,467	9,568,390	6,933,117
Operating costs
Cost of Asian online game and service revenues	846,905	1,366,009	1,032,941	4,077,502	3,052,522
Cost of other revenues	—	—	315	—	28,426
	846,905	1,366,009	1,033,256	4,077,502	3,080,948
Gross profit	1,457,382	1,751,026	1,424,211	5,490,888	3,852,169
Operating expenses
Product development and engineering expenses	269,539	288,371	418,748	834,607	714,287
Selling and marketing expenses	601,638	1,174,915	985,433	3,247,181	3,201,110
General and administrative expenses	900,913	1,021,624	962,576	2,887,061	2,645,288
Other	—	—	—	—	—
	1,772,090	2,484,910	2,366,757	6,968,849	6,560,685
Loss from operations	(314,708)	(733,884)	(942,546)	(1,477,961)	(2,708,516)
Non-operating income (expense)
Interest income	208,696	108,580	69,823	394,449	218,132
Interest expense	(9,985)	(11,717)	(16,045)	(33,432)	(69,615)
Foreign exchange (loss) gain - net	(13,239)	(74,523)	(193,649)	(465,212)	(357,529)
(Loss) Gain on disposal of property, plant and equipment	(2)	965	8,771	963	790,842
Equity in net loss on equity method investments	(105)	(311)	(1,117,217)	(23,682)	(1,995,851)
Gain on disposal of investments	—	—	9,125	—	822,735
Impairment loss on marketable securities and investments	(233)	(52,242)	—	(52,475)	—
Other - net	860	1,667,257	8,518	1,673,620	36,876
	185,992	1,638,009	(1,230,674)	1,494,232	(554,410)
(Loss) Income from continuing operations before income taxes	(128,716)	904,125	(2,173,220)	16,271	(3,262,926)
Income tax benefit (expense)	(7)	—	25	(463)	2,530
(Loss) Income from continuing operations	(128,723)	904,125	(2,173,195)	15,808	(3,260,396)
Net (loss) income	(128,723)	904,125	(2,173,195)	15,080	(3,260,396)
Less: Net loss attributable to noncontrolling interest	—	—	—	—	—
Net (loss) income attributable to shareholders of GigaMedia	(128,723)	904,125	(2,173,195)	15,080	(3,260,396)
(Loss) Earnings per share attributable to GigaMedia
Basic:
(Loss) Income from continuing operations	(0.01)	0.08	(0.20)	0.01	(0.29)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.01)	0.08	(0.20)	0.01	(0.29)
Diluted:
(Loss) Income from continuing operations	(0.01)	0.08	(0.20)	0.01	(0.29)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.01)	0.08	(0.20)	0.01	(0.29)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2017	6/30/2017	9/30/2016
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	63,767,004	66,449,544	67,726,267
Marketable securities - current	2,617	2,617	3,830
Accounts receivable - net	699,407	724,508	1,245,375
Prepaid expenses	310,286	510,432	445,515
Restricted cash	503,640	503,640	1,004,110
Other receivables	495,685	913,366	46,870
Other current assets	155,240	146,242	188,209
Total current assets	65,933,879	69,250,349	70,660,176

Marketable securities - noncurrent
Investments	—	—	1,273,018
Property, plant & equipment - net	135,287	29,445	579,459
Intangible assets - net	2,812	4,848	83,623
Prepaid licensing and royalty fees	516,477	389,886	1,536,574
Other assets	325,763	384,468	426,742
Total assets	66,914,218	70,058,996	74,559,592

Liabilities and equity
Short-term borrowings	—	2,629,849	2,551,020
Accounts payable	269,316	291,215	409,812
Accrued compensation	565,446	375,393	615,666
Accrued expenses	2,037,396	2,628,643	2,456,071
Unearned revenue	2,068,262	2,111,474	2,091,888
Other current liabilities	223,173	169,352	1,761,767
Total current liabilities	5,163,593	8,205,926	9,886,224
Other liabilities	1,671,511	1,671,511	1,712,015
Total liabilities	6,835,104	9,877,437	11,598,239
GigaMedia’s shareholders’ equity	60,079,114	60,181,559	62,961,353
Noncontrolling interest	—	—	—
Total equity	60,079,114	60,181,559	62,961,353
Total liabilities and equity	66,914,218	70,058,996	74,559,592

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			nine months ended
	9/30/2017	6/30/2017	9/30/2016	9/30/2017	9/30/2016
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(128,723)	904,125	(2,173,195)	15,808	(3,260,396)
Depreciation	18,929	1,657	44,713	2,609	111,730
Amortization	3,301	3,005	29,832	5,803	83,639
Interest income	(208,695)	(108,580)	(69,823)	(185,753)	(218,132)
Interest expense	9,985	11,717	16,045	23,447	69,615
Income tax (benefit) expense	7	—	(25)	456	(2,530)
EBITDA	(305,196)	811,924	(2,152,453)	(137,630)	(3,216,074)